SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Statement of an Increase in Shareholding Interest

São Paulo, November 01, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, in compliance with Article 12, paragraph 1, of CVM Rule 358 of January 3, 2002, as amended by CVM Rule 449 of March 16, 2007, hereby announces to its shareholders and the market that it has received from Bank of America Corporation (“Bank of America”) on October 31, 2013, the letter transcribed below, informing the Company its shareholder position through various subsidiaries, as follows:

“For the purposes of Article 12 of the Brazilian Securities Exchange (“CVM”) Rulling No. 358, of January 3, 2002, as amended (“Ruling No. 358”), the undersigned, Bank of America Corporation (“Bank of America”), hereby informs that, as of October 21, 2013, it holds through various subsidiaries, local preferred shares and American Depositary Receipts that total 6,923,268 preferred shares, as converted, representing 5,13% of the total preferred shares issued by GOL Linhas Aéreas Inteligentes S.A.

(i)                 Bank of America Corporation is a corporation validly existing under the laws of the State of Delaware, with IRS Employer Identification Number is 56-0906609. Its registered office is located at: Bank of America Corporate Center 100 North Tryon Street, Charlotte, NC 28255 USA;

(ii)               Bank of America holds the equity positions through various subsidiaries that may acquire the securities solely for investment or client facilitation purposes; however, Bank of America does not seek a change of control or a change in the management structure of GOL Linhas Aéreas Inteligentes S.A.;

(iii)             Bank of America has holdings totaling to 6,923,268 preferred shares;

(iv)              No debenture convertible into shares issued GOL Linhas Aéreas Inteligentes S.A. is held by Bank of America; and

(v)                No agreement or contract regulating the exercise of the voting right or the purchase and sale of securities issued by GOL Linhas Aéreas Inteligentes S.A. was executed by Bank of America.”

1	GOL Linhas Aéreas Inteligentes S.A

Statement of an Increase in Shareholding Interest

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

Investor Relations
ri@golnaweb.com.br
www.voegol.com.br/ir
+55(11)2128-4700

GOL. Linhas aéreas inteligentes.

This release contains forward-looking statements relating to the business prospects, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL's management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

Contacts • Edmar Lopes • André Carvalho • Gabriel Motta • Ana Troster • Jenifer Nicolini

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.